EXHIBIT 99.6

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ballard Power Systems Inc.

We consent to the use of our reports, each dated February 25, 2015, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

We also consent to the incorporation by reference of each of the above reports into the Company’s Registration Statements (No. 333-156553 and 333-161807 on Form S-8 and No. 333-195606 on Form F-10, as amended) of Ballard Power Systems Inc.

/s/ KPMG LLP

Chartered Accountants
Vancouver, Canada
February 26, 2015

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(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.